NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 06, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(1) That the entire class of this security was called for redemption, maturity or retirement on August 26, 2022; appropriate notice thereof was given; funds sufficient for the payment of all such securities were deposited with an agency authorized to make such payment; and such funds were made available to security holders on August 26, 2022. FAST Acquisition Corp. announced that, due to its anticipated inability to consummate an initial business combination within the time period required by its Amended and Restated Certificate of Incorporation, the Company intends to dissolve and liquidate in accordance with the provisions of its Amended and Restated Certificate of Incorporation and will redeem all of its outstanding shares of Units and Class A Common Stock at a per share redemption price of approximately $10.02. The Company's warrants will expire in accordance with their terms upon the liquidation of the Company. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions the securities were suspended from trading before market open on August 26, 2022.